Stolt-Nielsen Limited                                          [Graphic omitted]

A subsidiary of          Aldwych House          Tel:  +44 207 611 8960
Stolt-Nielsen S.A.       71-91 Aldwych          Fax:  +44 207 611 8965
                         London WC2B 4HN        www.stolt-nielsen.com
                         United Kingdom

NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             USA 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com

   Stolt-Nielsen S.A. Names Hiroshi Ishikawa of NYK Line to Board of Directors

London, England - September 2, 2003 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) announced today that Hiroshi Ishikawa, Senior Adviser of NYK Line, has been appointed to the Board of Directors of SNSA. Mr. Ishikawa previously served as a Director of SNSA from 1995 to 1997. NYK Line acquired 10 percent ownership of SNSA in 1987.

Mr. Ishikawa succeeds Kinichi Hirayama of NYK, who has been appointed to new duties at NYK Group.

"We are delighted to welcome Mr. Ishikawa back to the Board of Directors of SNSA and we look forward to benefiting from his counsel," said Jacob Stolt-Nielsen, Chairman of the Board of SNSA. "Our sincere thanks to Mr. Hirayama for his many valuable contributions during his tenure as a Director of SNSA."

Mr. Ishikawa was Vice Chairman of NYK Line before becoming Senior Adviser in 2000. He joined the company in 1953.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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